James E. Dawson
Direct Line: 617-439-2623
Fax: 617-310-9623
E-mail: jdawson@nutter.com

February 13, 2009

Via EDGAR and Mail

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Nandini Acharya, Esq., Staff Attorney

Re:	Nabi Biopharmaceuticals

Form 10-K for the year ended December 31, 2007

Filed February 28, 2008

File No. 000-04829

Ladies/Gentlemen:

On behalf of Nabi Biopharmaceuticals (“Nabi”), this letter responds to your letter dated December 29, 2008 and confirms my phone conversation with Nandini Archarya on February 9, 2009 relating to Nabi’s Form 10-K. The comment from that letter is set forth below in italics and is followed immediately by Nabi’s response.

Item 15. Exhibits, page 60

We note your response to comment 1 of our comment letter dated December 4, 2008. In your response, you state that you do not believe that the license agreements with each of the National Institutes of Health (NIH) and the University of Maryland, Baltimore County (UMBC) are material to your company. It appears that this response is inconsistent with your disclosure in the Form 10-K where you refer to these license agreements as “key strategic alliances” (page 6) and identify them as “material strategic alliances” in your notes to the financial statements (pages 54-55). Therefore, we are reissuing comment 1 in part.

Nabi distinguishes between its relationships with each of the National Institutes of Health (“NIH”) and the University of Maryland, Baltimore County (“UMBC”), which it believes are key strategic alliances, and the license agreements with these institutions, which Nabi has concluded were made in the ordinary course of business and are not material to Nabi at this time. The relationships with these institutions are important to Nabi because they demonstrate Nabi’s capability to build sophisticated licensing relationships with leading institutions in the biotechnology field. These key relationships, of course, also produced the license agreements in question, which at one time were more important to Nabi than they currently are for the reason’s set forth in Nabi’s

United States Securities and Exchange Commission

February 13, 2009

letter dated December 17, 2008. Nabi proposes in connection with the preparation of its Annual Report on Form 10-K for its most recent fiscal year to review again the license agreements that were the subject of your letter to consider whether there has been any change in Nabi’s assessment that they are not required to be filed in accordance with Item 610(10) of Regulation S-K. Nabi also proposes to review the disclosure in Annual Report on Form 10-K that is currently under preparation and make changes to the previous disclosure, if appropriate, to clarify Nabi’s view of the importance of its relationships with NIH and UMCB notwithstanding the lesser importance to Nabi at this time of the license agreements.

Please let us know if this resolves the Staff’s comment.

In connection with Nabi’s responses to the comment, Nabi acknowledges:

•	Nabi is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Nabi may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (617) 439-2623 if you have any questions regarding the foregoing or require any additional information.

Very truly yours,

/s/ James E. Dawson
James E. Dawson

cc:	Raafat E.F. Fahim, Ph.D.
Darlene Flaim
Pratt N. Wiley, Esq.